EX-12
ALCO Stores, Inc.
Same-Store Sales and Gross Margin
Fiscal Years ended February 2, 2014 and February 3, 2013
(amounts in thousands except average basket and gross margin percentage)

	52 Weeks 2014	53 Weeks 2013

Sales	$452,457	$473,955
Customer transactions	18,293	19,745
Average basket	$24.73	$24.00

Gross Margin	$130,336	$145,739
Gross margin percentage	28.5%	30.3%

(1)
Same-stores are those stores which were open at the end of the reporting period, had reached their fourteenth month of operation, and include store locations, if any, that had experienced a remodel, an expansion, or relocation.  Same-stores also include the Company’s transactional website.

(2)	Same-store results exclude the Company’s two fuel center locations.
(3)	Average basket is calculated by dividing sales by customer transactions.
(4)	Gross margin percentage is defined as sales less cost of sales, expressed as a percentage of sales.